5215 W. Laurel Street
Tampa, FL33607
Tele: (813)876-1776
Fax: (813) 870-1921

May 26, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Ms. Heather Clark

Re:	Odyssey Marine Exploration, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2010
Filed February 28, 2011
SEC File No.: 001-31895

Dear Ms. Clark:

The purpose of this letter is to respond to the Staff’s comment letter of May 12, 2011 (the “Comment Letter”), to the Company with respect to the above-referenced filing. Set forth below in bold are the comments from the Comment Letter, followed in each case by the Company’s response.

1.	We note your disclosure in the first paragraph of this section of “[s]ome of these risks are described below, and should be carefully considered in evaluating Odyssey or any investment decision relating to our securities. This section does not describe all risks applicable to Odyssey, its industry or its business. It is intended only a summary of the principal risks. However, additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.” All material risks should be discussed in this section. In future filings, please revise this paragraph to clarify that you have discussed all known material risks. Please also delete the sixth sentence of the first paragraph in its entirety. If risks are not deemed material, please do not refer to them.

Management Response: In future filings, we will clarify that we have discussed all known material risks and will delete the sixth sentence of the first paragraph in its entirety.

2.	We note from the company’s response letter dated June 19, 2009 to our prior comment 3 that additional disclosures concerning interest risk in accordance with Item 305 of Regulations S-K would be provided in future filings. However, we continue to note that the company has not provided the required disclosures with respect to the interest rate risk posed by the company’s $8 million of variable debt. As previously requested, please revise future filings to include a discussion of your exposure to interest rate risk related to interest rates on your long-term debt in one of the three disclosure alternatives set forth in Item 305(a) of Regulation S-K.

Securities and Exchange Commission May 26, 2011 Page -2-

Management Response: Although we did include disclosure concerning market risks relative to variable interest rate loans in Note B of the Consolidated Financial Statements, disclosure was not included in Item 7A. Qualitative And Qualitative Disclosures About Market Risk. In future filings, we will revise our disclosure to include the appropriate disclosure in accordance with Item 305(a) of Regulation S-K.

3.	We note that the required information to be disclosed pursuant to Item 12 was to be incorporated by reference from your definitive proxy statement but we were unable to locate the disclosure required by Item 201(d) of Regulations S-K in your definitive proxy statement. Please tell us why this information was not included in your definitive proxy statement. Also, in future filings, please ensure that the required information to be disclosed pursuant to Item 12 is appropriately incorporated by reference.

Management Response: The required information inadvertently was not disclosed. The schedule should have been included in the proxy statement and will be for future filings.

4.	Please tell us and revise future filings to disclose in detail how your revenue recognition policy for expedition revenues satisfies the criteria for revenue recognition outlined in SAB Topic 13.A.1. Your response and your revised disclosures should specifically address the how your company recognizes revenue (e.g., the milestone method, after all services have been performed, etc.) and include how any contractual cancellation clauses affect the company’s revenue recognition policy. We may have further comment upon receipt of your response.

Management Response: Our revenue recognition for expedition meets each of the four criteria outlined in SAB Topic 13.A.1. We have a contractual agreement for each expedition charter; we earn revenue based upon a time product which is as time passes and services are provided throughout the contract period; we have a daily charter rate or pricing arrangement per contract; and we are reasonably assured of collectability at the time of billing. In future filings, we will modify the Notes to our Consolidated Financial Statements to include the following:

Revenue from product sales is recognized at the point of sale when legal title transfers. Legal title transfers when product is shipped or is available for shipment to customers. Per Topic A.1.in SAB 13: Revenue Recognition, exhibit and expedition charter revenue is recognized ratably when realized and earned as time passes throughout the contract period as defined by the terms of the agreement. Bad debts are recorded as identified and, from time to time, a specific reserve allowance will be established when required. A return allowance is established for sales which have a right of return. Accounts receivable is stated net of any recorded allowances.

As for the question regarding cancellations, our contracts generally do not contain cancellation clauses. But in the event both parties agree to cancel a daily expedition charter, revenue would not be recognized beyond the effective cancellation date, which is when services would cease to be provided.

5.	We note from the disclosure in the fourth paragraph on page 39 that the company uses the reverse treasury stock method for its warrants when calculating earnings per share. Given that ASC 260-10-45-35 recommends the use of the reverse treasury stock method for put options or options that require the repurchase of the company’s own stock, it is unclear why the company uses this method for warrants. Please advise us of the company’s basis or rationale for the treatment being used for these warrants.

Securities and Exchange Commission May 26, 2011 Page -3-

Management Response: This comment was inadvertently included because the warrants were included as part of our new Series G convertible preferred redeemable stock offering. However, the warrants were quantified in NOTE A using the treasury stock method. The reference to the reverse treasury stock method will be excluded from future filings.

6.	We note from the disclosure in Note E that the $2 million receivable from Dorado Ocean Resources, Ltd. (“DOR”) not reserved for could be offset against the subscription payable to DOR of $1,998,800. We further note from Note J that the subscription payable can be paid either with cash or services rendered to DOR. In this regard, please tell us and revise the notes to your financial statements in future filings to explain whether the company has a contractual right of offset for the receivable from DOR against the subscription payable. If the company does not have a contractual right of offset, please tell us why the remaining $2 million receivable from DOR was not reserved for at December 31, 2010 given the uncertainty which exists with respect to its collectability. We may have further comment upon receipt of your response.

Management Response: The Company does have a contractual right to offset the amounts. In future filings, we will modify the disclosure to state that the Company has a contractual right to offset the subscription payable against the account receivable.

7.	We note from the discussion in the first paragraph on page 45 that the company has recognized losses related to its DOR investment up to the amount of its investment which totaled $2,447,471 at December 31, 2010. Please tell us, and revise future filings to disclose whether the company has no requirements to provide additional financial support to DOR. If so, please explain why you believe it is appropriate to limit your recognition to DOR’s losses to the amount of your recorded investment.

Management Response: The Company does not have any requirements to provide additional financial support to DOR. In future filings, we will modify the disclosure to note we do not have any requirements to provide additional financial support.

8.	We note from the disclosure included in Note N that revenue from the sale of research is recognized upon execution of the contract and the receipt of the related cash payment from the customer. Given that research typically represents a service to be performed, please tell us why the company believes such revenue has been earned upon execution of the contract. We may have further comment upon receipt of your response.

Management Response: Certain of our contracts provide for the sale of a completed research file. Those research files included information compiled by the company previous to the sale and delivered to the customer at the time of sale. We do not have any service obligations to provide research services in future periods. In future filings, the sale of research disclosure will be stricken from the Deferred Revenue footnote.

9.	We note the disclosures included in Note R indicating the company issued shares of its common stock during 2010 in a number of transaction in which the shares were issued in exchange for shares of the company’s Series D Convertible Preferred Stock or Series E Convertible Preferred Stock. Please tell us and revise future filings to indicate whether these conversions of Series D and Series E Preferred shares into common shares was done in accordance with the original terms of the Series D and Series E Preferred shares. If not, please explain how the company’s accounting for these conversions complied with the guidance outlined in ASC 470-20-40-16, as applicable.

Securities and Exchange Commission May 26, 2011 Page -4-

Management Response: The conversions of Series D and Series E Preferred shares into common shares were completed in accordance with the original terms of the Series D and Series E Preferred shares. Guidance outlined in ASC 470-20-40-16 is not applicable.

10.	We note your disclosure in the Setting Executive Compensation and Market Compensation Assessment section on page 16 that you use competitive market data of the identified peer group companies to make compensation decisions related to your executive officers’ compensation. In future filings, please revise to discuss in greater detail how you use competitive market data and how that competitive market data affects your compensation decisions. Additionally, where you target elements of compensation to a range within the competitive market data, such as below the midpoint range for base salary and at the high end of the range for annual incentive compensation and long-term incentives as disclosed in the first paragraph of the Base salary section on page 17, identify the element of compensation, the range and explain more specifically where your compensation fell within that range. Refer to Item 402(b)(2)(xiv) of Regulations S-K. In this regard, we note that you provided such information with respect to base salary but not with respect to your other elements of compensation

Management Response: We have only used our peer group companies’ data for determining an average salary of peer group executives in order to establish a midpoint for the salary ranges for each of our executive officers. We only provide this information for base salary because we do not use the peer group information for determining annual and long-term incentives. We have utilized the services of an outside consultant in the past to establish annual and long-term incentive criteria based upon the executive officer’s base salary. In future filings, we will revise our discussion to provide more thorough information regarding these elements of executive officer compensation.

11.	We note your disclosure that “key performance indicators” are used to determine the amount of annual incentive compensation for your executive officers. We also note your disclosure of target incentive percentile ranges for each key performance indicator, the percentile achievement of certain key performance indicators. In future filings, please revise to quantify all performance goals or targets and the goals and targets actually achieved in order for your executive officers to earn their annual incentive compensation. To the extent you believe that disclosure of the goals or targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion on a supplemental basis.

Management Response: Our Executive Compensation Plan has targets for each of the four key performance indicators (KPI) identified in the CD&A. We identify the upside range percentages for each KPI, as well as the amount earned for each where percentages were allotted. We are very sensitive to identifying specific element ranges within each KPI particularly for the reasons included in Instruction 4 to Item 402(b) of Regulation S-K. We also do not give guidance to stock analysts since our business model has been quite volatile at this stage of our development. However, we will consider revising our disclosure in future filings to address each of the performance goals and targets in greater detail.

Securities and Exchange Commission May 26, 2011 Page -5-

12.	We note that you have disclosed in the “Bonus” column rather than the “Non-equity Incentive Plan Compensation” column amounts earned related to annual incentive compensation, even though you state that the annual incentive bonuses were determined on the basis of key performance indicators related to your 2010 performance. Please advise regarding your basis for disclosing these amounts in the “Bonus” column. For guidance, refer to Question 119.02 of the Regulations S-K Compliance and Disclosure Interpretations. Alternatively, in future filings, please disclose these amounts in the “Non-Equity Incentive Plan Compensation” column and, to the extent amounts are paid, in the exercise of positive discretion, over and above the amounts earned due to the achievement of any performance measures, disclose those amounts in the “Bonus” column. In future filings, please also include disclosure, as applicable, in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” column of the “Grants of Plan-Based Awards” table.

Management Response: We disclosed the annual incentive amounts in the “Bonus” column instead of the “Non-Equity Incentive Compensation” column because ultimately the payment of amounts under our plan is entirely discretionary. Although our Compensation Committee utilizes our Executive Compensation Plan (ECP) as a guideline, there is no binding obligation to pay the annual incentives. A few years ago, our Compensation Committee decided not to pay annual incentives even though the applicable targets under ECP were achieved. In some years, our Compensation Committee may not decide to pay annual incentives in cash and may not pay them at all or may decide to pay them in company stock instead. However, after having read Question 119.02 of Regulation S-K – Compliance and Disclosure Interpretations, in future filings we will consider reporting amounts paid based on our ECP under the “Non-Equity Incentive Compensation” column and any discretionary amounts under the “Bonus” column. Also, in future filings we will also include disclosure, as applicable, in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” column of the “Grants of Plan-Based Awards” table.

*******

In connection with the Company’s response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission May 26, 2011 Page -6-

Please feel free to contact me at (813) 314-2565 should you have any questions regarding this response.

Very truly yours,

ODYSSEY MARINE EXPLORATION, INC.

/s/ Michael J. Holmes

Michael J. Holmes
Chief Financial Officer